Exhibit 99.3

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the accompanying audited consolidated financial statements and the notes thereto as of December 28, 2013 and December 29, 2012 and for the fiscal years ended December 28, 2013, December 29, and December 31, 2011. The following discussion of our results includes certain non-GAAP financial measures. We believe these provide meaningful supplemental information about our operating performance, because they exclude amounts that our management and board of directors do not consider part of core operating results when assessing our performance and underlying trends. More information on the rationale for these measures is discussed in Non-GAAP Reconciliations below.

Overview

USF Holding Corp., a Delaware corporation, and its consolidated subsidiaries are referred to here as “we,” “our,” “us,” “the Company,” or “USF.” USF conducts all of its operations through its wholly owned subsidiary, US Foods, Inc. (“US Foods”). All of the indebtedness, as further described in Note 11-Debt in the Notes to the Audited Consolidated Financial Statements, is an obligation of US Foods, and its subsidiaries. Through our wholly owned operating subsidiary, US Foods, we are a leading foodservice distributor in the United States, with about $22 billion in net sales for fiscal 2013. The Company provides an important link between over 5,000 suppliers and our 200,000 foodservice customers nationwide. We offer an innovative array of fresh, frozen and dry food, and non-food products, with approximately 350,000 stock-keeping units (“SKUs”). US Foods provides value-added services that meet specific customer needs. We believe US Foods has one of the most extensive private label product portfolios in foodservice distribution. For the latest fiscal year, this represented about 30,000 SKUs, and approximately $7 billion in net sales. Many customers benefit from our support services, such as product selection, menu preparation and costing strategies.

A sales force of approximately 5,000 associates market our food products to a diverse customer base. Our principal customers include independently owned single-location restaurants, regional concepts, national chains, hospitals, nursing homes, hotels and motels, country clubs, fitness centers, government and military organizations, colleges and universities, and retail locations. We support our business with one of the largest private refrigerated fleets in the U.S., with roughly 6,000 trucks traveling an average of 200 million miles each year. We have standardized our operations across the country. That allows us to manage the business as a single operating segment with 61 divisions nationwide.

Strategic Transformation

In 2011, our subsidiary, US Foods, defined a new long-term vision: “To create a great American food company focused solely on foodservice.” This statement serves as a guide for our corporate strategy, summarized in four words: food, food people, and easy.

Food: To be a great American food company, our strategy focuses on offering customers great brands and innovative products, supported by an industry-leading category management capability. We strive to be the first to market with meaningful advances in product taste, quality, affordability or ease of use. We are building a cost-competitive, differentiated and efficient product assortment in every market, which corresponds to the needs of each individual customer category.

Food People: Our business model emphasizes local relationships with customers. To support this, our selling and marketing approach enables salespeople to easily share our wide assortment, and to help customers select the products that fit their needs. They also are able to present value-added services that allow customers to better operate their businesses.

Easy: We offer customers a variety of tools and services so they can succeed in a competitive and challenging market. For example, our mobile and Internet-enabled ordering tools allow customers to place orders, track shipments, and quickly and efficiently see product details.

We also have focused on making US Foods more efficient and effective. This involved centralizing certain operations, including most non-customer-facing activities such as finance and human resources. At the same time, we organized other operations along functional lines, in areas such as category management, where key decisions are made as close to the customer as possible.

Our investments in the business reflect these strategic priorities. In 2014, we continue to look for opportunities to provide our customers with new and innovative products and services. We also plan to enhance our category management and merchandising initiatives, and to optimize supply chain operations.

Outlook

The foodservice market is affected by general economic conditions, consumer confidence, and continued pressure on consumer disposable income. While we don’t anticipate inflationary pressures in the coming year, it can cause shifts in certain categories, such as commodities, and have an impact on our sales and profitability.

The foodservice market is highly competitive and fragmented, with intense competition and modest demand growth.

In 2014, we expect to face pressures on consumer spending and competition. Because we do not anticipate any material improvement in the demand for foodservice, we will likely see modest demand growth. We will remain focused on executing our growth strategies, adding value for and differentiating ourselves with our customers, and driving continued operational improvement in the business.

Proposed Acquisition by Sysco

Merger Agreement

On December 8, 2013, USF entered into a merger agreement (the “Merger Agreement”) with Sysco Corporation (“Sysco”); Scorpion Corporation I, Inc., a Delaware corporation and a wholly owned subsidiary of Sysco (“Merger Sub One”); and Scorpion Company II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Sysco (“Merger Sub Two”), pursuant to which Sysco will acquire USF (the “Acquisition”) on the terms and subject to the conditions set forth in the Merger Agreement.

The Merger Agreement provides that the Acquisition will take place in two steps. First, Merger Sub One will merge with and into USF, which will make USF a wholly owned subsidiary of Sysco. Second, immediately following the initial merger, USF will merge with and into Merger Sub Two. Then Merger Sub Two will survive as a wholly owned subsidiary of Sysco. Following the Acquisition, USF will be a wholly owned subsidiary of Merger Sub Two, making it an indirect, wholly owned subsidiary of Sysco.

The Merger Agreement generally requires each party to take all actions necessary to resolve objections to the Acquisition under any antitrust law. However, Sysco is not required to take any action to obtain antitrust approvals that would require it to divest assets of 1) Sysco, 2) USF, or 3) any of their subsidiaries representing—in the aggregate—revenues in excess of $2 billion during the 2013 calendar year. If the Merger Agreement is terminated because the required antitrust approvals cannot be obtained, in certain circumstances Sysco will be required to pay USF a termination fee of $300 million.

The Merger Agreement contains customary representations, warranties and covenants. The Acquisition is expected to close in the third quarter of 2014. However, it is subject to the customary conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”). There can be no assurance that the Acquisition will close in the third quarter, or before March 8, 2015 (the “Termination Date”). The Merger Agreement may be terminated by either party if the Acquisition has not closed prior to the Termination Date. However, if all of the conditions for closing of the Acquisition—other than receiving clearance under the HSR Act—are satisfied or able to be satisfied by that time, the Termination Date may be extended by either party for 60 days, up to a date not beyond September 8, 2015 (the “Outside Date”).

Impact of the Acquisition on Holders of Senior Notes

In connection with the Merger Agreement, on December 10, 2013, we solicited the consents (the “Consent Solicitation”) of holders of our Senior Notes to amend the indenture with respect to the Senior Notes to modify certain definitions contained in the indenture for the Senior Notes, so that the Acquisition would not constitute a “Change of Control” under the indenture, and US Foods, our wholly owned subsidiary, will not be required to make a “Change of Control Offer” to holders of the Senior Notes in connection with the Acquisition. On December 19, 2013, we received the required consents in connection with the consent solicitation and entered into a supplemental indenture with respect to these amendments.

Pursuant to the terms of the supplemental indenture, if either 1) the Merger Agreement is terminated in accordance with its terms or 2) the Acquisition is not consummated by the Outside Date, the indenture will revert back to its prior form as if the amendments proposed in the consent solicitation had never become operative.

Although we have been advised by Sysco that, if any of our Senior Notes remain outstanding following the consummation of the Acquisition, Sysco intends to fully and unconditionally guarantee the obligations of US Foods under the indenture for the Senior Notes—Sysco is under no contractual or legal obligation to do so.

Impact of the Acquisition on the Business

The Merger Agreement has some restrictive covenants that limit our ability to take certain actions until the Acquisition closes or the Merger Agreement terminates. Under the Merger Agreement, we must use commercially reasonable efforts to operate our business as we ordinarily would, and consistent with past practice in all material respects, and to preserve our business and assets. Without the consent of Sysco, we may not (with limited exceptions) take, authorize, agree or commit to do certain actions outside of the ordinary course of business, including the following:

•	Amending or otherwise changing our organizational documents in any material respect

•	Selling assets having a value in excess of $1 million, or selling a series of assets that total more than $5 million

•	Making any material modifications to employee or executive compensation or benefits

•	Changing our capital structure; taking certain actions related to equity interests or voting securities; or engaging in a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization

•	Incurring any additional indebtedness, other than 1) borrowings and other extensions of credit under existing credit facilities, and other financing arrangements to fund working capital expenses in the ordinary course of business; 2) indebtedness in a principal amount not in excess of $20 million; or 3) inter-company debt

•	Creating or incurring certain liens on assets

•	Engaging in certain mergers, acquisitions or dispositions

•	Entering into, modifying or terminating material contracts

•	Making material loans, investments, or capital contributions to or in third parties

•	Disposing of certain real estate assets

•	Making material changes to accounting methods, policies or practices, except as required by GAAP or applicable law

•	Making certain material tax-related changes

•	Making capital expenditures or commitments for capital expenditures outside of the annual operating plan, or entering into fleet capital leases in excess of $100 million per year

•	Forgiving, canceling or compromising any material debt or claim, or waiving, releasing or assigning rights or claims of material value

•	Entering into any settlement, compromise or release contemplating or involving any admission of wrongdoing or misconduct, or providing for any relief or settlement other than the payment of money not in excess of $5 million individually or $25 million in total

Results of Operations

Accounting Periods

We operate on a 52-53 week fiscal year, with all periods ending on Saturday. When a 53-week fiscal year occurs, we report the additional week in the fourth quarter. Fiscal 2013, 2012 and 2011 all consisted of 52 weeks. The following table presents selected consolidated results of operations of our business for the last three fiscal years:

	2013	2012	2011
	(in millions)
Consolidated Statements of Operations:
Net sales	$22,297	$21,665	$20,345
Cost of goods sold	18,474	17,972	16,840

Gross profit	3,823	3,693	3,505
Operating expenses:
Distribution, selling and administrative costs	3,494	3,350	3,194
Restructuring and tangible asset impairment charges	8	9	72

Total operating expenses	3,502	3,359	3,266

Operating income	321	334	239
Interest expense—net	306	312	307
Loss on extinguishment of debt	42	31	76

Loss before income taxes	(27)	(9)	(144)
Income tax (provision) benefit	(30)	(42)	42

Net loss	$(57)	$(51)	$(102)

Percentage of Net Sales:
Gross profit	17.1%	17.0%	17.2%
Distribution, selling and administrative costs	15.7%	15.5%	15.7%
Operating expense	15.7%	15.5%	16.1%
Operating income	1.4%	1.5%	1.2%
Net loss	(0.3)%	(0.2)%	(0.5)%
Other Data:
EBITDA(1)	$667	$659	$506
Adjusted EBITDA(1)	$845	$841	$812

(1)	EBITDA and Adjusted EBITDA are used by management to measure operating performance. EBITDA is defined as Net loss, plus Interest expense—net, Income (provision) benefit, and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for 1) Sponsor fees; 2) Restructuring and tangible, and intangible asset impairment charges; 3) share-based compensation expense; 4) other gains, losses, or charges as specified under our debt agreements; and 5) the non-cash impact of LIFO adjustments. EBITDA and Adjusted EBITDA are supplemental measures of our performance. They are not required by—or presented in accordance with—accounting principles generally accepted in the United States of America (“GAAP”). They are not measurements of our performance under GAAP. In addition, they should not be considered as alternatives to net income (loss) or any other performance measures derived in accordance with GAAP, or as alternatives to cash flows from operating activities as measures of our liquidity.

See additional information for the use of these measures and Non-GAAP reconciliations below.

Non-GAAP Reconciliations

We believe these non-GAAP financial measures provide an important supplemental measure of our operating performance. This is because they exclude amounts that our management and board of directors do not consider part of core operating results when assessing Company performance. Our management uses these non-GAAP financial measures to evaluate the Company’s historical financial performance, establish future operating and capital budgets, and determine variable compensation for management and employees. Accordingly, our management includes those adjustments when assessing the business’ operating performance.

Our debt agreements specify items that should be added to EBITDA in arriving at Adjusted EBITDA. These include, among other things, Sponsor fees, share-based compensation expense, impairment charges, restructuring charges, the non-cash impact of LIFO adjustments, and gains and losses on debt transactions. Where there are other small, specified costs to add to EBITDA to arrive at Adjusted EBITDA, we combine those items under Other.

The non-recurring charges resulting from lump-sum payment settlements to former employees participating in several US Foods-sponsored pension plans were also added to EBITDA in arriving at Adjusted EBITDA. Costs to optimize our business were also added back to EBITDA to arrive at Adjusted EBITDA. These business transformation costs included third party and duplicate or incremental internal costs. Those items are related to functionalizing and optimizing our processes and systems in areas such as replenishment, finance, and category management, as well as in implementing our new brand image.

All of the items just mentioned are specified as additions to EBITDA to arrive at Adjusted EBITDA, per the US Foods’ debt agreements. We caution readers that amounts presented in accordance with our definitions of EBITDA and Adjusted EBITDA may not be the same as similar measures used by other companies. Not all companies and analysts calculate EBITDA or Adjusted EBITDA in the same manner.

We present EBITDA because it is an important supplemental measure of our performance. We also know that it is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry. We present Adjusted EBITDA as it is the key operating performance metric used by our Chief Operating Decision Maker to assess operating performance.

This table reconciles Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is Net loss for the last three fiscal years:

	2013	2012	2011
	(in millions)
Net loss	$(57)	$(51)	$(102)
Interest expense—net	306	312	307
Income tax provision (benefit)	30	42	(42)
Depreciation and amortization expense	388	356	343

EBITDA	667	659	506
Adjustments:
Sponsor fees(1)	10	10	10
Restructuring and tangible asset impairment(2)	8	9	72
Share-based compensation expense(3)	8	4	15
LIFO reserve change(4)	12	13	59
Legal(5)	—	—	3
Loss on extinguishment of debt(6)	42	31	76
Pension settlement(7)	2	18	—
Business transformation costs(8)	61	75	45
Other(9)	35	22	26

Adjusted EBITDA	$845	$841	$812

(1)	Consists of management fees paid to the Sponsors.

(2)	Consists primarily of facility closing, severance and related costs, and tangible asset impairment charges.
(3)	Represents costs recorded for stock option awards, restricted stock and, restricted stock units vested.
(4)	Consists of changes in the LIFO reserve.
(5)	Includes settlement costs accrued in 2011 for a class action matter.
(6)	Includes fees paid to debt holders, third party costs, early redemption premiums, and the write off of old debt facility unamortized debt issuance costs. See Note 11—Debt in the Notes to the Audited Consolidated Financial Statements for a further description of debt refinancing transactions.
(7)	Consists of charges resulting from lump-sum payment settlements to retirees and former employees participating in several US Foods sponsored pension plans.
(8)	Consists primarily of costs related to functionalization and significant process and systems redesign.
(9)	Includes gains, losses or charges, including $3.5 million of 2013 direct and incremental costs related to the Merger Agreement, as specified under the US Foods’ debt agreements.

Highlights

This is a comparison of results between fiscal 2013 and 2012:

•	Net sales increased $632 million, or 2.9%, to $22,297 million.

•	Operating income, as a percentage of net sales, was 1.4% in 2013 as compared to 1.5% in 2012. Fiscal 2013 operating income included an increase in variable compensation expense of approximately $50 million, as compared to 2012.

•	Adjusted EBITDA increased 0.5% or $4 million, to $845 million.

•	In June 2013, we amended our term loan facilities. In January 2013, we redeemed the remaining $355 million in principal of our 11.25% Senior Subordinated Notes. These transactions resulted in an aggregate loss on extinguishment of debt of $42 million.

Fiscal Years Ended December 28, 2013 and December 29, 2012

Net Sales

Net sales increased $632 million, or 2.9%, to $22,297 million in 2013 versus $21,665 million in 2012. The improvement was primarily due to increased sales to independent restaurants, healthcare and hospitality customers. Case volume grew 1.2%, or $280 million, over the prior year. Approximately $350 million of the net sales increase came from higher product cost, as a significant portion of our business is based on percentage markups over actual cost. Less than 1% of the 2013 sales growth was attributable to acquisitions.

Gross Profit

Gross profit increased $130 million, or 3.5%, to $3,823 million in 2013, from $3,693 million in 2012. Gross profit as a percentage of net sales rose by 0.1% to 17.1% in 2013, as compared to 17.0% in 2012. Higher gross profit reflected favorable product cost due to merchandising initiatives, and higher case volume, partially offset by commodity pricing pressures.

Distribution, Selling and Administrative Costs

Distribution, selling and administrative costs increased $144 million, or 4.3%, to $3,494 million in 2013, compared to $3,350 million in 2012. Distribution, selling and administrative costs as a percentage of net sales grew by 0.2% to 15.7% for 2013 versus 15.5% for 2012. The 2013 increase in Distribution, selling and administrative expenses was primarily due to a $111 million increase in payroll and related costs, driven by higher incentive compensation costs from a year ago, higher wages related to year-over-year wage inflationary increases, and increased sales volume.

Other increases in Distribution, selling and administrative expenses included 1) a $23 million increase in Depreciation and amortization expense, due to recent capital expenditures for fleet replacement and investments in technology; 2) $9 million increase in amortization of intangible assets resulting from our 2012 business acquisitions; 3) a $23 million increase in self-insurance costs due to less favorable business insurance experience in 2013; and 4)

a $9 million increase in bad debt costs. These increases were offset by productivity improvements from US Foods’ selling and distribution activities initiatives, and business transformation costs that were $14 million lower in 2013 than in the prior year. Pension expense decreased $15 million in 2013 from a year ago, primarily due to a 2012 settlement charge resulting from lump-sum payments to retirees and former employees participating in several US Foods-sponsored pension plans.

Restructuring and Tangible Asset Impairment Charges

During 2013, we recognized Restructuring and tangible asset impairment charges of $8 million. We closed three distribution facilities that ceased operating in 2014. That resulted in $4 million of severance and related costs. Certain Assets held for sale in 2013 were adjusted down to their estimated fair value, less costs to sell. That resulted in tangible asset impairment charges of $2 million. We also incurred $2 million of other severance costs, including $1 million for a multiemployer pension withdrawal liability.

During 2012, we recognized Restructuring and tangible asset impairment charges of $9 million. We closed four facilities, including three distribution centers and one administrative support office. The closed facilities were consolidated into other US Foods operations. These actions resulted in $5 million of tangible asset impairment charges and minimal severance and related costs. In 2012, we recognized $3 million of net severance and related costs for initiatives to optimize and transform our business processes and systems. Also, certain Assets held for sale were adjusted to their estimated fair value, less costs to sell. This created tangible asset impairment charges of $2 million. Additionally, we reversed $2 million of liabilities for unused leased facilities.

Operating Income

Operating income decreased $13 million or 3.9% to $321 million in 2013, compared to $334 million in 2012. Operating income as a percentage of net sales decreased 0.1% to 1.4% in 2013 from 1.5% in 2012. The operating income changes were primarily due to the factors discussed above.

Interest Expense

Interest expense decreased $6 million to $306 million in 2013 from $312 million in 2012. Lower overall borrowing costs as a result of the US Foods’ debt refinancing transactions were partially offset by an increase in average borrowings.

Loss on Extinguishment of Debt

During 2013 and 2012, we entered into a series of debt refinancing transactions to extend debt maturities or lower borrowing costs. The 2013 Loss on extinguishment of debt was $42 million. It consisted of a $20 million premium related to the early redemption of our 11.25% Senior Subordinated Notes (“Senior Subordinated Notes”), a write-off of $13 million of unamortized debt issuance costs related to the old debt facilities, and $9 million of lender fees and third party costs related to these transactions.

The 2012 Loss on extinguishment of debt was $31 million. This included $12 million of lender fees and third party costs related to the transactions, a write off of $10 million of unamortized debt issuance costs related to the old debt facilities, and a $9 million premium from the early redemption of our Senior Subordinated Notes. For a detailed description of our debt refinancing transactions, see Note 11—Debt in the Notes to the Audited Consolidated Financial Statements.

Income Taxes

The effective tax rate of 109% for 2013 was primarily affected by a $32 million increase in the valuation allowance related to intangible assets, and a $5 million decrease in deferred tax assets for stock awards settled. The effective tax rate of 487% for 2012 was primarily affected by a $44 million increase in the valuation allowance related to intangible assets. See Note 19—Income Taxes in the Notes to the Audited Consolidated Financial Statements for a reconciliation of our effective tax rates to the statutory rate.

Net Loss

Net loss increased $6 million to $57 million in 2013, as compared to net loss of $51 million in 2012. The 2013 increase in net loss was primarily due to the factors discussed above.

Fiscal Years Ended December 29, 2012 and December 31, 2011

Highlights

Net sales increased $1,320 million, or 6.5%, in 2012 compared to 2011. Gross profit, as a percentage of net sales, decreased to 17.0% in 2012 from 17.2% in 2011. Operating expenses, as a percentage of net sales, decreased to 15.5% in 2012 in contrast to 16.1% in 2011. Operating income, as a percentage of net sales, increased to 1.5% in 2012 as compared to 1.2% in 2011. Net interest expense grew $5 million to $312 million in 2012 from $307 million in 2011. In 2012, we entered into a series of debt refinancing transactions resulting in a $31 million aggregate loss on extinguishment of debt. In May 2011, we redeemed all of our 10.25% Senior Notes due June 30, 2015 (“Old Senior Notes”), with an aggregate principal of $1 billion, and recorded a loss on extinguishment of debt of $76 million. Net loss was $51 million in 2012, an improvement on the net loss of $102 million in 2011.

Net Sales

Net sales increased $1,320 million, or 6.5%, to $21,665 million in 2012, as compared to $20,345 million in 2011. This reflected higher sales to independent restaurants and national chain customers. Case volume increased 3.9%, or $800 million, over the prior year. Approximately $500 million of the net sales increase came from higher product cost, as a significant portion of our business is based on percentage markups over actual cost.

Gross Profit

Gross profit increased $188 million, or 5.4%, to $3,693 million in 2012, versus $3,505 million in 2011. Gross profit, as a percentage of net sales, decreased to 17.0% in 2012 from 17.2% in 2011. The improvement in gross profit was primarily a result of higher case volume and a favorable year-over-year LIFO inventory adjustment, partially offset by commodity pricing pressures.

Distribution, Selling and Administrative Costs

Distribution, selling and administrative costs increased $156 million, or 4.9%, to $3,350 million in 2012, compared to $3,194 million in 2011. These costs as a percentage of net sales decreased by 0.2% to 15.5% for 2012 from 15.7% for 2011. The 2012 rise in Distribution, selling and administrative costs reflected a $79 million increase in payroll and related costs, due to higher wages related to year-over-year wage inflationary increases and greater sales volume, partially offset by a decrease in variable compensation. Diesel fuel costs grew $25 million as a result of higher fuel costs and increased fuel usage.

Other increases in Distribution, selling and administrative costs included 1) a $30 million rise in costs incurred to functionalize and optimize our business processes and systems, 2) a $23 million increase in pension expense (primarily related to a settlement charge resulting from lump-sum payments to former employees participating in several US Foods sponsored pension plans), and 3) a $9 million increase in depreciation expense (primarily due to recent capital expenditures for fleet replacement). The 2012 increases in this item were partially offset by an $8 million decrease in self-insurance costs from a favorable business insurance claims experience, and a $6 million decrease in bad debt expense.

Restructuring and Tangible Asset Impairment Charges

During 2012, we recognized Restructuring and tangible asset impairment charges of $9 million. Four facilities were closed, including three distribution centers and an administrative support office. These facilities were consolidated into other US Foods operations. Closing the facilities led to $5 million of tangible asset impairment charges and minimal severance and related costs. During 2012, we recognized $3 million of net severance and related costs for initiatives to optimize and transform our business processes and systems. In addition, certain Assets held for sale were adjusted down to their estimated fair value less costs to sell. That resulted in tangible asset impairment charges of $2 million. We also reversed $2 million of liabilities for unused leased facilities.

During 2011, we closed four distribution facilities and recognized Restructuring and tangible asset impairment charges of $72 million. Three facilities stopped operating in 2011 and the other closed in 2012. One facility was closed because a new one was built, and the operations of the remaining three closed facilities were consolidated into other US Foods locations. Closing the four distribution facilities resulted in $45 million of severance and related costs, including a $40 million multiemployer pension withdrawal charge, and $7 million of tangible asset impairment charges. We also recognized $17 million of severance and related costs. This was largely the result of the reorganization and centralization of various functional areas—including finance, human resources, replenishment and category management—plus $1 million of facility closing costs. Additionally, certain other Assets held for sale were adjusted to equal their estimated fair value less costs to sell, bringing tangible asset impairment charges of $2 million.

Operating Income

Operating income rose $95 million or 39.7% to $334 million in 2012, compared to $239 million in 2011. Operating income as a percentage of net sales increased 0.3% to 1.5% in 2012 versus 1.2% for 2011. The operating income changes were primarily due to the factors discussed above.

Interest Expense

Interest expense increased $5 million to $312 million in 2012 from $307 million in 2011. That was primarily due to nominal increases in the average interest rate and average borrowings outstanding under our debt facilities.

Loss on Extinguishment of Debt

During 2012 and 2011, we entered into a series of debt refinancing transactions to extend debt maturities or lower borrowing costs. The 2012 Loss on extinguishment of debt was $31 million. It consisted of $12 million of lender fees and third party costs related to the transactions, a write-off of $10 million of unamortized debt issuance costs related to the old debt facilities, and $9 million premium related to the early redemption of our Senior Subordinated Notes.

The 2011 Loss on extinguishment of debt was $76 million. This included a $64 million premium and a write-off of $12 million of unamortized debt issuance costs related to the early redemption of our 10.25% Senior Notes due June 30, 2015. For a detailed description of our debt refinancing transactions, see Note 11—Debt in the Notes to the Audited Consolidated Financial Statements.

Income Taxes

The effective tax rate of 487% for 2012 was primarily affected by a $44 million increase in the valuation allowance related to intangible assets. The effective tax rate of 29% for 2011 was primarily affected by an $11 million increase in the valuation allowance related to intangible assets. See Note 19—Income Taxes in the Notes to the Audited Consolidated Financial Statements for a discussion of the change in Income tax (provision) benefit and the overall effective tax rate on the Loss before income taxes.

Net Loss

Net loss decreased $51 million to $51 million in 2012 from a net loss of $102 million in 2011. The 2012 decrease in net loss was primarily due to the factors discussed above.

Liquidity and Capital Resources

Our operations and strategic objectives require continuing capital investment. Company resources include cash provided by operations, as well as access to capital from bank borrowings, various types of debt, and other financing arrangements. However, in connection with the Merger Agreement, we have agreed to several debt-related terms.

These include our agreement 1) not to incur indebtedness in excess of $20 million other than to fund working capital expenses in the ordinary course of business and certain other agreed-upon expenditures, and 2) not to make any capital expenditures or commitments—or enter into fleet capital leases in excess of $100 million—other than in the ordinary course of business consistent with past practice.

The Merger Agreement provides for restrictive covenants that limit our ability to take certain actions. These include raising capital and conducting other financing activities. However, we do not believe these restrictions will prevent us from meeting our debt service obligations, ongoing costs of operations, working capital needs, and capital expenditure requirements for the next 12 months.

Indebtedness

Our operating subsidiary, US Foods, is highly leveraged, with significant scheduled debt maturities during the next five years. A substantial portion of our liquidity needs arise from debt service requirements, and from the ongoing costs of operations, working capital and capital expenditures.

As of December 28, 2013, US Foods had $4,752 million in aggregate indebtedness outstanding. US Foods had commitments for additional borrowings under the asset-based senior secured revolving loan ABL Facility and 2012 ABS Facility of $901 million (of which approximately $787 million was available based on the borrowing base), all of which were secured.

Primarily financing sources for working capital and capital expenditures are an asset-backed senior secured revolving loan facility (“ABL Facility”) and a accounts receivable financing facility (“2012 ABS Facility”).

The ABL Facility provides for loans of up to $1,100 million, with its capacity limited by borrowing base calculations. As of December 28, 2013, US Foods had $20 million of outstanding borrowings and had issued Letters of Credit totaling $293 million under the ABL Facility. There was available capacity on the ABL Facility of $787 million at December 28, 2013, based on the borrowing base calculation.

Under the 2012 ABS Facility, US Foods and certain subsidiaries sell, on a revolving basis, their eligible receivables to a 100% owned, special purpose, bankruptcy remote subsidiary of US Foods. This subsidiary, in turn, grants to the administrative agent for the benefit of the lenders a continuing security interest in all of its rights, title and interest in the eligible receivables (as defined by the 2012 ABS Facility). The maximum capacity under the 2012 ABS Facility is $800 million, with its capacity limited by borrowing base calculations. Borrowings under the 2012 ABS Facility were $686 million at December 28, 2013 and December 29, 2012. US Foods, at its option, can request additional 2012 ABS Facility borrowings up to the maximum commitment, provided sufficient eligible receivables are available as collateral.

The US Foods current debt facilities mature at various dates, primarily from August 2015 to June 2019. Debt maturities during the next five years total $1.4 billion. Due to the debt refinancing transactions completed in 2013 and 2012, $3.4 billion of US Foods’ debt facilities will not mature until 2019. As economic conditions permit, we will consider further opportunities to repurchase, refinance or otherwise reduce the debt obligations on favorable terms. Any further potential debt reduction or refinancing could require significant use of our liquidity and capital resources. For a detailed description of our indebtedness, see Note 11—Debt in the Notes to our Audited Consolidated Financial Statements.

US Foods has $1,350 million of 8.5% unsecured Senior Notes (“Senior Notes”) due June 20, 2019 outstanding as of December 28, 2013. On December 19, 2013, the indenture for the Senior Notes (the “Senior Note Indenture”) was amended so that the Acquisition by Sysco will not constitute a “Change of Control.” This was authorized through the consent of the holders of the Senior Notes. In the event of a “Change of Control,” the holders of the Senior Notes would have the right to require US Foods to repurchase all or any part of their notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase. If the Acquisition is terminated under the terms of the Merger Agreement, or is not completed by September 8, 2015, the Senior Note Indenture will revert to its original terms. Holders of the Senior Notes received fees of $3.4 million as consideration for agreeing to the amendment. Under the Merger Agreement, Sysco funded the payment of the consent fees to the holders in December 2013. Additionally, Sysco agreed to pay the related transaction costs and fees. At December 28, 2013, the Company accrued a $0.3 million liability for transaction costs and fees and a related receivable of $0.3 million from Sysco.

We believe that the combination of cash generated from operations—together with availability under the debt agreements and other financing arrangements—will be adequate to permit us to meet our debt service obligations, ongoing costs of operations, working capital needs, and capital expenditure requirements for the next 12 months. Our future financial and operating performance, ability to service or refinance our debt, and ability to comply with covenants and restrictions contained in our debt agreements will be subject to 1) future economic conditions, 2) the financial health of our customers and suppliers, and 3) financial, business and other factors—many of which are beyond our control.

Every quarter, we perform a review of all of our lenders that have a continuing obligation to provide funding to us by reviewing rating agency changes. We are not aware of any facts that indicate our lender banks will not be able to comply with the contractual terms of their agreements with us. We continue to monitor the credit markets generally and the strength of our lender counterparties.

The Company, its Sponsors or affiliates may, from time-to-time, repurchase or otherwise retire our debt and take other steps to reduce our debt or otherwise improve our balance sheet. These actions may include open market repurchases, negotiated repurchases, and other retirements of outstanding debt. The amount of debt that may be repurchased or otherwise retired, if any, will depend on market conditions, trading levels of our debt, our cash position, and other considerations. Our Sponsors or their affiliates may also purchase our debt from time-to-time, through open market purchases or other transactions. In these cases, our debt is not retired, and we would continue to pay interest in accordance with the terms of the debt.

Our credit facilities, loan agreements and indentures contain customary covenants. These include, among other things, covenants that restrict our ability to incur certain additional indebtedness, create or permit liens on assets, pay dividends or make distributions on US Foods capital stock, or engage in mergers or consolidations. Certain debt agreements also contain various and customary events of default with respect to the loans. Those include, without limitation, the failure to pay interest or principal when this is due under the agreements, cross default provisions, the failure of representations and warranties contained in the agreements to be true, and certain insolvency events. If a default event occurs and continues, the principal amounts outstanding—plus unpaid interest and other amounts owed—may be declared immediately due and payable to the lenders. If this happened, we would be forced to seek new financing that may not be as favorable as our current facilities. Our ability to refinance indebtedness on favorable terms, or at all, is directly affected by the current economic and financial conditions. In addition, our ability to incur secured indebtedness (which may enable us to achieve more favorable terms than the incurrence of unsecured indebtedness) depends in part on the value of our assets. In turn, that depends, on the strength of our cash flows, results of operations, economic and market conditions and other factors. As of December 28, 2013, we were in compliance with all of our debt agreements.

Cash Flows

This table presents condensed highlights from the cash flow statements for the last three fiscal years:

	2013	2012	2011
	(in millions)
Net loss	$(57)	$(51)	$(102)
Changes in operating assets and liabilities, net of acquisitions of businesses	(123)	(101)	84
Other adjustments	502	468	437

Net cash provided by operating activities	322	316	419
Net cash used in investing activities	(187)	(380)	(338)
Net cash (used in) provided by financing activities	(197)	103	(301)

Net (decrease) increase in cash and cash equivalents	(62)	39	(220)
Cash and cash equivalents, beginning of period	242	203	423

Cash and cash equivalents, end of period	$ 180	$242	$203

Cash flows provided by operating activities were $322 million in 2013, compared to $316 million in 2012 and $419 million in 2011.

Cash flows provided by operating activities in 2013 were unfavorably affected by changes in operating assets and liabilities. This included higher Inventories and Accounts receivable and lower Accounts payable. Cash flows provided by operating activities in 2012 were unfavorably affected by changes in operating assets and liabilities, including increases in Inventories and Accounts receivable and a decrease in Accrued expenses and other current liabilities, partially offset by an increase in Accounts payable and improved operating results. Cash flows provided by operating activities in 2011 were favorably affected by changes in operating assets and liabilities, including increases in Accounts payable and Accrued expenses and other current liabilities, and a decrease in Inventories, primarily offset by higher Accounts receivable.

Cash flows provided by operating activities increased $6 million in 2013 from 2012. Decreases in Accounts receivable and Inventories, and an increase in Accrued expenses and other current liabilities, were partially offset by lower Accounts payable and lower Operating income. The $103 million decrease in Cash flows provided by operating activities in 2012 versus 2011, was primarily due to an increase in Inventories of $239 million, partially offset by a $60 million decrease in Accounts receivable and improved operating results. The 2012 inventory increase was primarily attributable to higher inventory levels carried to support improved sales and better serve our customers.

Investing Activities

Cash flows used in investing activities in 2013 included purchases of property and equipment of $191 million, and proceeds from sales of property and equipment of $15 million. Cash flows used in investing activities for 2012 included purchases of property plant and equipment of $293 million, and proceeds from sales of property and equipment of $20 million. Cash flows used in investing activities during 2011 included property plant and equipment purchases of $304 million, and proceeds from property and equipment sales of $7 million.

Capital expenditures in 2013, 2012 and 2011 included fleet replacement and investments in information technology to improve our business, as well as new construction and/or expansion of distribution facilities. Additionally, we entered into $94 million of capital lease obligations for fleet replacement during 2013.

We expect cash capital expenditures in 2014 to be approximately $100 million. The expenditures will focus on information technology, warehouse equipment and facility construction and/or expansion. We expect to also enter into approximately $75 million of fleet capital leases in 2014. We expect to fund our 2014 capital expenditures with available cash balances or cash generated from operations.

Cash flows used in investing activities during 2013 included the acquisition of one foodservice distributor for $14 million in cash, plus a contingent consideration of $2 million. We also had a purchase price adjustment of $2 million in 2013 related to two 2012 acquisitions.

In 2012, Cash flows used in investing activities included business acquisitions of five foodservice distributors for $106 million in cash, plus a contingent consideration of $6 million. In 2011, Cash flows used in investing activities included business acquisitions of $41 million. These acquisitions have been or are being integrated into our foodservice distribution network.

Financing Activities

Cash flows used in financing activities of $197 million in 2013 primarily resulted from net payments on debt facilities, and costs and fees paid related to our 2013 debt refinancing transactions.

In June 2013, we refinanced our term loan facilities into a new $2,100 million term facility. Lenders exchanged $1,634 million in principal under our previous term loan facilities for a like amount of principal in the new facility. We received proceeds of $466 million from continuing and new lenders purchasing additional principal in the new term loan facility. The cash proceeds were used to pay down $457 million in principal of the previous term loan facilities. In January 2013, we used proceeds of $388 million from Senior Note issuances primarily to redeem $355 million in principal of our Senior Subordinated Notes, plus an early redemption premium of $20 million. We incurred total cash costs of $29 million in connection with the 2013 debt refinancing transactions, including costs to register our Senior Notes. Additionally, we made net payments on our ABL Facility of $150 million as well as $27 million of scheduled payments on other debt facilities. In 2013, we paid $6 million of contingent consideration related to 2012 business acquisitions. In 2013, we paid $8 million to repurchase shares of common stock from employees who left US Foods. The shares were acquired under a management stockholder’s agreement associated with the stock incentive plan.

Cash flows from financing activities of $103 million in 2012 primarily resulted from net borrowings on debt facilities, partially offset by transaction costs and fees paid related to our 2012 debt refinancing transactions. We used proceeds of $584 million from Senior Note issuances largely to repay $249 million of 2007 Term Loan principal due July 3, 2014, and redeem $166 million in principal of our Senior Subordinated Notes, plus an early redemption premium of $9 million. Our CMBS floating rate loan matured on July 9, 2012. Its outstanding borrowings, totaling $163 million, were repaid with proceeds from our ABL Facility. Scheduled repayments on debt and capital leases were $18 million. We incurred total cash costs of $35 million in connection with 2012 debt refinancing transactions. In 2012, we received proceeds of $1 million from certain US Foods employees who purchased shares of common stock through a management stockholder’s agreement associated with the Company’s stock incentive plan. We also paid $4 million to repurchase shares of common stock from employees who left US Foods.

Cash flows used in financing activities of $301 million in 2011 largely resulted from redeeming our Old Senior Notes, funded with a combination of new borrowings and cash on hand. We redeemed the Old Senior Notes for cash of $1.1 billion, including an early redemption premium of $64 million. We borrowed $900 million from our new debt facilities to fund the redemption, and paid financing costs of $29 million in connection with the transactions. We repaid the $225 million borrowed on our ABL Facility for working capital uses, and the $75 million of ABL Facility borrowings used in part to fund the redemption of the Old Senior Notes. Scheduled repayments on debt and capital leases totaled $39 million. We received proceeds of $10 million from certain employees who purchased shares of common stock under a management stockholder’s agreement associated with our stock incentive plan. We also paid $3 million to repurchase shares of common stock from employees who left US Foods.

Retirement Plans

We maintain several qualified retirement plans (the “Retirement Plans”) that pay benefits to certain employees, using formulas based on a participant’s years of service and compensation. We contributed $49 million, $47 million and $37 million to the Retirement Plans in fiscal years 2013, 2012 and 2011, respectively. Estimated required and discretionary contributions expected to be contributed by US Foods to the Retirement Plans in 2014 total $49 million. See Note 17—Retirement Plans in the Notes to our Audited Consolidated Financial Statements.

We also contribute to various multiemployer benefit plans under collective bargaining agreements. Our contributions to these plans were $31 million, $28 million and $26 million in fiscal 2013, 2012 and 2011, respectively. At December 28, 2013, we had $60 million of multiemployer pension withdrawal liabilities related to closed facilities, payable in monthly installments through 2031, at effective interest rates of 5.9% to 6.7%. As discussed in Note 21—Commitments and Contingencies in the Notes to our Audited Consolidated Financial Statements, during 2011 we were assessed an additional $17 million multiemployer pension withdrawal liability for a facility closed in 2008. We intend to vigorously defend the Company against the assessment for any additional pension withdrawal liability and against the claim. Because we do not believe that payment of these obligations is probable at this time, no liability has been recorded for this assessment.

Additionally, employees are eligible to participate in a US Foods-sponsored defined contribution 401(k) plan. This plan provides that, under certain circumstances, we may make matching contributions of up to 50% of the first 6% of a participant’s compensation. We made contributions to this plan of $25 million, $25 million and $23 million in fiscal years 2013, 2012 and 2011, respectively.

Contractual Obligations

The following table includes information about contractual obligations as of December 28, 2013 that affects our liquidity and capital needs. The table includes information about payments due under specified contractual obligations and is aggregated by type of contractual obligation. It includes the maturity profile of our consolidated debt, operating leases and other long-term liabilities.

	Payments Due by Period (in millions)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Recorded Contractual Obligations:
Long-term debt, including capital lease obligations	$4,752	$35	$784	$549	$3,384
Multiemployer pension withdrawal obligations(1)	60	9	10	9	32
Uncertain tax positions, including interest and penalties(2)	5	—	—	5	—
Pension plans and other post-retirement benefits contributions(3)	49	49	—	—	—
Unrecorded Contractual Obligations:
Interest payments on debt(4)	1,308	260	502	448	98
Operating leases	195	33	53	40	69
Purchase obligations(5)	631	630	1	—	—

Total contractual cash obligations	$7,000	$1,016	$1,350	$1,051	$3,583

(1)	The amount shown represents multiemployer pension withdrawal obligations payable primarily in monthly installments through 2031.
(2)	The liabilities shown represent uncertain tax positions related to temporary differences and include $2 million in interest and penalties.
(3)	Pension plans and other postretirement benefits contributions are based on estimates for 2014. We do not have minimum funding requirement estimates under ERISA guidelines for the plans beyond 2014.
(4)	The amounts shown in the table include future interest payments on variable rate debt at current interest rates.
(5)	Purchase obligations include agreements for purchases of product in the normal course of business, for which all significant terms have been confirmed.

Off-Balance Sheet Arrangements

We entered into a $93 million letter of credit in favor of Ahold to secure their contingent exposure under guarantees of our obligations with respect to certain leases. Additionally, we entered into letters of credit of $183 million in favor of certain commercial insurers securing our obligations with respect to our self-insurance programs, and letters of credit of $17 million for other obligations.

Except as disclosed above, we have no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on our consolidated financial condition, changes in financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

We have prepared the financial information in this report in accordance with accounting principles generally accepted in the United States of America. Preparing these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. We base our estimates and judgments on historical experience and other factors we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. The most critical accounting policies and estimates pertain to the valuation of goodwill, other intangibles assets, property and equipment, accounts receivable, vendor consideration, self-insurance programs, and income taxes.

Valuation of Goodwill and Other Intangible Assets

Goodwill and other intangible assets include the cost of the acquired business in excess of the fair value of the net assets recorded in Goodwill. Other intangible assets include customer relationships, the brand names comprising our portfolio of exclusive brands, and trademarks. As required, we assess goodwill and other intangible assets with indefinite lives for impairment each year—or more frequently, if events or changes in circumstances indicate an asset may be impaired. For goodwill and indefinite-lived intangible assets, our policy is to assess for impairment at the beginning of each third quarter. For other intangible assets with definite lives, we assess for impairment only if events occur that indicate that the carrying amount of an asset may not be recoverable. All goodwill is assigned to the consolidated Company as the reporting unit.

Our most recent assessment for impairment of goodwill used a discounted cash flow analysis, comparative market multiples, and comparative market transaction multiples. These were employed to determine the fair value of the reporting unit for comparison to the corresponding carrying value. If the carrying value of the reporting unit exceeds its fair value, we must then perform a comparison of the implied fair value of goodwill with its carrying value. If the carrying value of the goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to the excess. Based upon the most recent annual impairment analysis performed in 2013, we believe the fair value of the Company’s reporting unit substantially exceeded its carrying value.

Our fair value estimates of the brand name and trademark indefinite-lived intangible assets are based on a discounted cash flow analysis. Due to the many variables inherent in estimating fair value and the relative size of the recorded indefinite-lived intangible assets, differences in assumptions may have a material effect on the results of our impairment analysis.

Property and Equipment

Property and equipment held and used by us are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. For purposes of evaluating the recoverability of property and equipment, we compare the carrying value of the asset or asset group to the estimated, undiscounted future cash flows expected to be generated by the long-lived asset or asset group. If the future cash flows do not exceed the carrying value, the carrying value is compared to the fair value of the asset. If the carrying value exceeds the fair value, an impairment charge is recorded for the excess. We also assess the recoverability of our facilities classified as Assets held for sale. If a facility’s carrying value exceeds its fair value, less an estimated cost to sell, an impairment charge is recorded for the excess. Assets held for sale are not depreciated. Impairments are recorded as a component of restructuring and tangible asset impairment charges in the Consolidated Statements of Comprehensive Income (Loss) and a reduction of the assets’ carrying value on the Consolidated Balance Sheets.

Vendor Consideration

We participate in various rebate and promotional incentives with our suppliers, primarily through purchase-based programs. Consideration earned under these incentives is recorded as a reduction of inventory cost as our obligations under the programs are fulfilled, primarily by the purchase of product. Consideration is typically received in the form of invoice deductions or less often in the form of cash payments. Changes in the estimated amount of incentives to be received are treated as changes in estimates and are recognized in the period of change.

Self-Insurance Programs

We accrue estimated liability amounts for claims covering general liability, fleet liability, workers’ compensation and group medical insurance programs. The amounts in excess of certain levels are fully insured. We accrue our estimated liability for the self-insured medical insurance program. This includes an estimate for claims that are incurred but not reported, based on known claims and past claims history. We accrue an estimated liability for the general liability, fleet liability and workers’ compensation programs, that is based on an assessment of exposure related to claims that are known and incurred but not reported, as applicable. The inherent uncertainty of future loss projections could cause actual claims to differ from our estimates.

Income Taxes

We account for income taxes under the asset and liability method. This requires us to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the consolidated financial statements and tax basis of assets and liabilities. We use enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We record net deferred tax assets to the extent we believe these assets will more likely than not be realized.

An uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination. That includes resolutions of any related appeals or litigation processes, based on the technical merits. Uncertain tax positions are recorded at the largest amount that is more likely to be sustained. We adjust the amounts for uncertain tax positions when our judgment changes after evaluating new information not previously available. These differences are reflected as increases or decreases to income tax expense in the period in which they are determined.

Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exist. This update requires an entity to present an unrecognized tax benefit—or a portion of an unrecognized tax benefit—in the financial statements as a reduction to a deferred tax asset for a net operating loss (“NOL”) carryforward, a similar tax loss, or a tax credit carryforward except when 1) an NOL carryforward, a similar tax loss, or a tax credit carryforward is not available as of the reporting date under the governing tax law to settle taxes that would result from the disallowance of the tax position; and 2) the entity does not intend to use the deferred tax asset for this purpose (provided that the tax law permits a choice). If either of these conditions exists, an entity should present an unrecognized tax benefit in the financial statements as a liability and should not net the unrecognized tax benefit with a deferred tax asset. Additional recurring disclosures are not required, because the ASU does not affect the recognition, measurement or tabular disclosure of uncertain tax positions. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2013, with early adoption permitted. The adoption of this guidance in fiscal year 2014 is not expected to affect our financial statements and related disclosures, as we currently present unrecognized tax benefits in our financial statements as a reduction of deferred tax assets.

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This update requires disclosure of amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present—either on the face of the financial statements or in the notes—significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. The update does not change the items reported in other comprehensive income, or when an item of other comprehensive income is reclassified to net income. As this guidance only revises the presentation and disclosures related to the reclassification of items out of accumulated other comprehensive income, our adoption of this guidance in the first quarter of 2013 did not affect our financial position, results of operations or cash flows.

Forward-Looking Statements

Some information in this report includes “forward-looking statements.” These statements are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include information concerning our liquidity and our possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as “believe,” “expect,” “project,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts” or similar expressions. The statements are based on assumptions that we have made, based on our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments, and other factors we think are appropriate. We believe these judgments are reasonable. However, you should understand that these statements are not guarantees of performance or results. Our actual results could differ materially from those expressed in the forward-looking statements. This is due to a variety of important factors—both positive and negative—including, without limitation, the risks and uncertainties which may cause our financial performance, business or operations to vary, or they may materially or adversely affect our financial performance, business or operations.

Here are some important factors, among others, that could affect our actual results:

•	Our ability to remain profitable during times of cost inflation, commodity volatility, and other factors

•	Industry competition and our ability to successfully compete

•	Our reliance on third-party suppliers, including the impact of any interruption of supplies or increases in product costs

•	Shortages of fuel and increases or volatility in fuel costs

•	Any declines in the consumption of food prepared away from home, including as a result of changes in the economy or other factors affecting consumer confidence

•	Costs and risks associated with labor relations and the availability of qualified labor

•	Any change in our relationships with GPOs

•	Our ability to increase sales to independent customers

•	Changes in industry pricing practices

•	Changes in competitors’ cost structures

•	Costs and risks associated with government laws and regulations, including environmental, health, safety, food safety, transportation, labor and employment, laws and regulations, and changes in existing laws or regulations

•	Technology disruptions and our ability to implement new technologies

•	Liability claims related to products we distribute

•	Our ability to maintain a good reputation

•	Costs and risks associated with litigation

•	Our ability to manage future expenses and liabilities associated with our retirement benefits

•	Our ability to successfully integrate future acquisitions

•	Our ability to achieve the benefits that we expect from our cost savings programs

•	Risks related to our indebtedness, including our substantial amount of debt, our ability to incur substantially more debt, and increases in interest rates

•	Our ability to consummate the Acquisition with Sysco

•	Other factors discussed in this report

In light of these risks, uncertainties and assumptions, the forward-looking statements in this report might not prove to be accurate, and you should not place undue reliance upon them. All forward-looking statements attributable to us—or people acting on our behalf—expressly qualified in their entirety by the cautionary statements above. All of these statements speak only as of the date made, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.